August 11, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Loan Lauren P. Nguyen, Legal Branch Chief (202-551-3642) Kevin Dougherty, Attorney-Adviser (202-551-3271)

Re:	Ultra Petroleum Corp. Form 10-K/A for the Fiscal Year ended December 31, 2016 Filed April 26, 2017 Response dated June 23, 2017 File No. 001-33614

Ladies and Gentlemen:

We received a comment letter dated July 28, 2017 from the staff of the Division of Corporation Finance at the U.S. Securities and Exchange Commission relating to the referenced items (the “Comment Letter”).

The Comment Letter asks us to respond to the comments by providing the requested information or advise the Staff when we will provide the requested response. We anticipate providing our response to the requests in the letter by August 31, 2017, based on our review of the letter and our estimate of the effort required to properly respond.

Should you or the Staff have any questions or concerns, please contact me at (281) 582-6611.

Sincerely,

ULTRA PETROLEUM CORP.

/s/ Garrett B. Smith

Garrett B. Smith
Vice President and General Counsel